UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

Radware Ltd.
(Exact Name of Registrant as Specified in Charter)

Israel	000-30324	N/A
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification Number)

22 Raoul Wallenberg Street, Tel Aviv, Israel	6971917
(Address of Principal Executive Offices)	(Zip Code)

Doron Abramovitch
Chief Financial Officer
  +972-3-7668666
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from:
January 1 to December 31, 2017.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Except for the historical information contained herein, the statements contained in this report (including exhibits) may contain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995.  Actual outcomes could differ materially from those anticipated in these forward-looking statements as a result of various factors.

We urge you to consider that statements which use the terms “believe,” “do not believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” and similar expressions are intended to identify forward-looking statements.  Examples of forward-looking statements include statements relating to our future plans, and any other statement that does not directly relate to any historical or current fact.  These statements reflect our current views, expectations and assumptions with respect to future events, are based on assumptions, are subject to risks and uncertainties and may not prove to be accurate.  These risks and uncertainties, as well as others, are discussed in greater detail in Radware’s latest Annual Report on Form 20-F and Radware’s other filings with, or submissions to, the Securities and Exchange Commission ("SEC"). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Except as required by applicable law, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

INTRODUCTION

This Specialized Disclosure Report on Form SD (this “Form SD”) of Radware Ltd. (“Radware,” the “Company”  or “we”) for the year ended December 31, 2017 is presented to comply with Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Rule”).

The Rule was adopted by the SEC to implement reporting and disclosure requirements related to “conflict minerals” originating in the Democratic Republic of the Congo or an adjoining country (collectively referred to as the “Covered Countries”), as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

In connection with the Rule, we have adopted a policy with respect to our sourcing of conflict minerals. The full text of our Conflict Minerals Policy is available on our website at https://www.radware.com/corporategovernance/conflictminerals/. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference herein.

Section 1 - Conflict Minerals Disclosure

Item 1.01 – Conflict Minerals Disclosures and Report

In accordance with the Rule and our Conflict Minerals Policy, we have evaluated our current product lines. As more fully described in the Conflict Minerals Report, filed as Exhibit 1.01 hereto (the "Conflict Minerals Report"), our supply chain is very complex and, despite having conducted a good faith reasonable country of origin inquiry ("RCOI"), we currently do not have sufficient information from our suppliers or other sources to determine the country of origin of the conflict minerals used in our products or identify the facilities used to process those conflict minerals. Therefore, we cannot rule out the possibility that some conflict minerals in these products did, or may have, originated in the Covered Countries and are not from recycled or scrap resources. Accordingly, as required by applicable SEC rules, we have also conducted certain due diligence activities, as more fully described in the Conflict Minerals Report. These due diligence efforts have been conducted in parallel with our RCOI and, as such, there is significant overlap between our RCOI efforts and the due diligence measures we employed.

Conflict Minerals Disclosure

Copies of this Form SD and the Company's Conflict Minerals Report, filed as Exhibit 1.01 hereto, are publicly available at https://www.radware.com/corporategovernance/conflictminerals/#.

Item 1.02 -  Exhibit

See the Company's Conflict Minerals Report, filed as Exhibit 1.01 hereto.

Section 2 – Exhibits

Item 2.01 - Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

RADWARE LTD.

Date: May 29, 2018	By:	/s/ Doron Abramovitch
Doron Abramovitch
Chief Financial Officer